Points International to Report Third Quarter 2017
Results on Wednesday, November 8, 2017

TORONTO, October 25, 2017 -- Points (TSX: PTS) (Nasdaq: PCOM), the global leader in powering loyalty commerce, today announced that it will report financial results for the third quarter ended September 30, 2017, on Wednesday, November 8, 2017, after the close of market.

Points management will host a conference call to discuss the results at 4:30 p.m. Eastern Time the same day. To participate in the conference call, investors from the U.S. and Canada should dial (877) 407-0784 ten minutes prior to the scheduled start time. International callers should dial (201) 689-8560.

In addition, the call will be broadcast live over the Internet hosted at the Investor Relations section of the Company's website at investor.points.com and will be archived online upon completion of the conference call. A telephonic replay of the conference call will also be available until 11:59 p.m. Eastern Time on Wednesday, November 15, 2017, by dialing (844) 512-2921 in the U.S. and Canada and (412) 317-6671 internationally and entering the passcode 13672810.

About Points
Points, publicly traded as Points International Ltd. (TSX: PTS)(Nasdaq: PCOM), provides loyalty e-commerce and technology solutions to the world's top brands to power innovative services that drive increased loyalty program revenue and member engagement. With a growing network of over 50 global loyalty programs integrated into its unique Loyalty Commerce Platform, Points offers three core private or co-branded services: its Buy Gift and Transfer service retails loyalty points and miles directly to consumers; its Points Loyalty Wallet service offers any developer transactional access to dozens of loyalty programs and their hundreds of millions of members via a package of APIs; and its Points Travel service helps loyalty programs increase program revenue from hotel bookings, and provides more opportunities for members to earn and redeem loyalty rewards more quickly. Points is headquartered in Toronto with offices in San Francisco and London.

For more information, visit company.points.com, follow Points on Twitter (@PointsLoyalty) or read the Points blog. For Points’ financial information, visit investor.points.com.

CONTACT:
Points Investor Relations
ICR, Inc.
Garo Toomajanian
ir@points.com